UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026 (Report No. 3)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously reported, on August 24, 2026, Swvl Holdings Corp (the “Company”) entered into securities purchase agreements for a private placement financing with Coefficient SWVL Holdings, LLC, an entity associated with Coefficient LP (“Coefficient”) and HITE Hedge Asset Management (“HITE” and together with Coefficient, the “Purchasers”), pursuant to which the Purchasers agreed to purchase an aggregate of 8,990,317 of the Company’s Class A ordinary shares, par value $0.0025 per share (the “Ordinary Shares”) at a purchase price of $1.446 per share.

On September 1, 2026, the Company closed the private placement offering with respect to Coefficient, and on September 2, 2026, the Company closed the private placement offering with respect to HITE.

In addition, while HITE had agreed to purchase 2,047,668 Ordinary Shares in the private placement offering, the Company and HITE agreed that in lieu of purchasing Ordinary Shares, HITE would purchase pre-funded warrants to purchase 2,047,668 Ordinary Shares. The pre-funded warrants have an exercise price of $0.001 per Ordinary Share and shall remain outstanding until the pre-funded warrants are exercised in full.

As also previously reported, on August 25, 2026, the Company entered into a securities purchase agreement for a private placement financing with Sofico Holdings Limited (“Sofico”), pursuant to which Sofico agreed to purchase 1,027,397 of the Company’s Ordinary Shares at a purchase price of $1.46. On September 10, 2026, the Company closed the private placement offering with respect to Sofico.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464)  filed with the SEC, to be a part thereof from the date on which this Amendment is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description of Exhibit
99.1	Form of pre-funded warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: September 10, 2026	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer